December 19, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andrew D. Mew, Accounting Branch Chief Jarrett Torno, Staff Accountant Robert Babula, Staff Accountant

Re:	Lionbridge Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 14, 2012

File No. 0-26933

Ladies and Gentlemen:

This letter is submitted on behalf of Lionbridge Technologies, Inc. (the “Company” or “Lionbridge”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Donald M. Muir dated November 20, 2012 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Comment Letter”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Restructuring Charges, page 30

1.	You disclose significant restructuring charges over the past several years. Please enhance your disclosure as it relates to these cost reduction programs to clarify whether the costs savings will be offset by related increases in other expenses or decreases in revenues. Refer to SAB Topic 5.P.

Response 1:

During the fiscal years ended December 31, 2011, 2010 and 2009, the Company recorded $3.4 million, $7.8 million and $6.8 million, respectively, of restructuring charges. As disclosed in the section titled “Restructuring Charges” in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 30 of the Company’s

Division of Corporation Finance

Securities and Exchange Commission

December 19, 2012

Form 10-K for the year ended December 31, 2011, these charges relate predominantly to the Company’s Global Language and Content (“GLC”) reporting segment, with 99.7% 98.3% 94.5% of the restructuring charges for 2011, 2010 and 2009, respectively, relating to that segment. GLC is Lionbridge’s largest reporting segment, representing approximately 69%, 71% and 72% of total company revenue during the years ended 2011, 2010 and 2009, respectively.

On March 24, 2009, Lionbridge announced a global restructuring plan to optimize operations which would facilitate $18 to $20 million of total annualized cost savings, of which $6 to $9 million were estimated to be achieved in 2009. The associated restructuring expenses were estimated at $13 to $15 million, of which a majority was estimated to be incurred in 2009. The plan called for a reduction in workforce of approximately 325 employees, or 8% of Lionbridge’s total full-time workforce, and certain offices were planned to be closed or consolidated to streamline the Company’s global footprint and reduce its fixed operating costs.

The plan was focused on redundant employees, functions and leased office space in European countries. Additionally, the Company’s continued development of its technology platform had made its operations more automated and efficient. However, the restructuring plan also enabled the Company to adapt to the short-term decrease in demand levels from its major global clients as a result of the economic downturn that began in late 2008, which resulted in a 16% sequential decrease in Lionbridge’s revenues from 2008 to 2009. The Company’s revenues subsequently increased sequentially by 4% and 6% in 2010 and 2011, respectively. Accordingly, management does not believe that the execution of this restructuring plan directly resulted in decreases in revenues to offset the cost savings, rather the plan was in response to short-term spending cuts at major global clients that allowed the Company to be more efficient in its operations and client delivery when demand levels stabilized in 2010 and 2011. In addition, with the exception of the restructuring expense, there were no other expenses caused by the restructuring plan that offset the savings. The Company’s cost base expanded to support the aforementioned increase in demand for its services from 2009 through 2011, however those cost increases were not a direct result of this restructuring plan.

Division of Corporation Finance

Securities and Exchange Commission

December 19, 2012

The restructuring plan described above was largely completed by the end of 2011. However, the Company advises the Staff that it will enhance its disclosure in its Form 10-K for the year ended December 31, 2012, which will be included under a heading titled “Restructuring and Other Charges” within the “Results of Operations” section of the MD&A and will appear substantially as follows:

Restructuring and Other Charges. Restructuring and other charges for each of the years ended December 31, 2011, 2010 and 2009 primarily related to the global restructuring plan we announced in March 2009 to reduce our workforce by 8% and close or consolidate certain offices in order to streamline our global footprint and reduce our fixed operating costs. The restructuring plan was originally estimated to cost $13 to $15 million, with a majority estimated to be incurred in 2009, and estimated cost savings were $18 to $20 million on an annualized basis, with $6 to $9 million in 2009. While we achieved our expected cost savings, the total cost of the programs was higher than anticipated at approximately $18 million over the 3-year period and certain actions expected to occur in 2009 were deferred until 2010 and 2011. This was primarily due to the need for certain personnel to continue to support client engagements for a longer period. As of December 31, 2011 the restructuring plan was substantially complete with no material expected future impacts to operating results, liquidity or cash flows.

The Company will provide disclosure in future filings for significant or material restructuring charges, following the guidance of SAB Topic 5.P. Such disclosure will include a discussion on the expected future earnings and cash flow impact of such restructuring programs, the periods in which they are expected to be realized and any anticipated increases in other expenses or reduced revenues as a result of the restructuring plan. Additionally, if anticipated savings are not achieved as expected or if they are achieved in periods other than as expected, the Company will discuss the reasons for the variation and any likely effects on future operating results and liquidity.

Division of Corporation Finance

Securities and Exchange Commission

December 19, 2012

Results of Operations, page 35

General

2.	Reference is made to Note 8 (Income Taxes) on page 81 where you have generated foreign income before income taxes in fiscal 2011 while incurring domestic (U.S.) losses. In view of the material variability between domestic and foreign operating results, we believe you should include a separate section in MD&A that clearly and completely discusses these geographic results of operations with qualitative and quantitative reasons for the significant volatility between your domestic and foreign operations. Please revise accordingly. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response 2:

The Company advises the Staff that the table presenting domestic and foreign income (loss) from operations in Note 8 is inclusive of transfer pricing adjustments. In any given fiscal year, the mix of operating costs by jurisdiction and the fact that a majority of Lionbridge’s foreign affiliates generally earn profits from the performance of routine functions on customer contracts based on operating costs incurred (through transfer pricing agreements the Company has in place with those affiliates) will significantly impact the determination of domestic and foreign income (loss) before income taxes. Since more than 40% of Lionbridge’s operating costs are incurred in foreign jurisdictions that utilize the cost-based transfer pricing method described above, significant foreign income before income taxes could result. Accordingly, this creates significant variability between domestic and foreign profits in periods where the overall company profitability is relatively low or at a loss, such as was experienced in 2009 through 2011. The application of the cost-based transfer pricing methodology in 2011 resulted in income from operations for foreign operations taken as a whole, but material one-time or infrequent items such as restructuring charges, which are generally excluded from cost-based transfer pricing profit calculations, could cause foreign operations as a whole to be a net loss, as was the case in 2010 and 2009.

Division of Corporation Finance

Securities and Exchange Commission

December 19, 2012

In its Form 10-K for the year ended December 31, 2012, the Company will add disclosure in the “Results of Operations” section of the MD&A that discusses the geographic results of operations with qualitative and quantitative reasons for any variability between domestic and foreign operations. Using 2011 as an example, such disclosure will appear substantially as follows:

The components of the income (loss) before income taxes were as follows for the years ended December 31:

	2011	2010	2009
United States	$(2,324,000)	$342,000	$(2,369,000)
Foreign	$3,981,000	$(230,000)	$(1,823,000)

Income (loss) before income taxes	$1,657,000	$112,000	$(4,192,000)

During the year ended December 31, 2011, our United States operations generated a $2.3 million loss before income taxes and our foreign operations generated income before income taxes of $4.0 million. A significant portion of our operating costs are incurred outside the United States and a majority of our foreign affiliates are subject to cost-based transfer pricing agreements which generally results in a certain level of foreign operating profits based on the performance of routine functions for customer contracts. The positive trend experienced in our foreign operations’ results from 2009 through 2011 is a result of significant restructuring charges in our foreign locations during 2009 and 2010, primarily in Europe, focused on making our operations more efficient. Such restructuring charges are generally excluded from the calculation of cost-based profits for our foreign affiliates, which contributed to the foreign losses in 2009 and 2010. The operating cost savings realized as a result of those restructuring charges contributed to the positive trend in 2010 and 2011.

Provision for (Benefit from) Income Taxes, page 42

3.	Please expand your disclosure to explain the impact on your effective income tax rates and obligations of having earnings in countries where you have lower or higher statutory tax rates as well as the relationship between the foreign and domestic effective tax rates. It appears that a separate discussion of foreign effective income tax rates would provide more transparency in understanding your results of operations. In this regard, an overview of how effective tax rates may be impacted by a mix of earnings among your domestic and foreign operations would appear useful to an investor. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response 3:

The Company advises the Staff that the combined effect of relatively low levels of consolidated profit (loss) and the application of the cost-based transfer pricing method in certain of its foreign affiliates resulting in profits from the performance of routine functions on customer contracts, as described above in the Company’s response to comment #2, can result in significant variability between the Company’s domestic and foreign income, and therefore significant variability between domestic and foreign

Division of Corporation Finance

Securities and Exchange Commission

December 19, 2012

provision for income taxes. Additionally, because the Company currently maintains a valuation allowance against its U.S. net deferred tax assets, domestic losses generated do not result in a tax benefit. In periods where consolidated profitability is marginal, the combined effect of these factors could result in an overall effective income tax rate that is either higher or lower than the statutory rates in the jurisdictions in which the Company operates and potentially disproportionate to the consolidated income (loss) before income taxes.

The impact of having earnings in foreign affiliates with lower statutory tax rates than the U.S. is disclosed in the table within Note 8 to our financial statements that presents the difference between the tax provision and income taxes using the applicable federal tax rate, on the line captioned “Foreign rate differential”. The domestic statutory rate for the Company in 2011 was 41.45% (34% Federal, and 7.45% State), which is higher than any other statutory tax rate in the Company’s foreign jurisdictions. Since the Company generated a domestic loss in 2011 and there is a full valuation allowance on domestic net deferred tax assets, the effective tax rate on domestic earnings is approximately zero. The effective tax rate on foreign earnings is impacted by the mix of income and the statutory tax rates in the foreign jurisdictions where the Company operates, which range from a low of 12.5% to a high of 40%.

In its Form 10-K for the year ended December 31, 2012, the Company will enhance its current disclosures under the “Provision for (Benefit from) income taxes” caption in the “Results of Operations” section of the MD&A by providing an overview of how effective tax rates may be impacted by a mix of earnings among the Company’s domestic and foreign operations. Such disclosure will appear substantially as follows:

Our provision for (benefit from) income taxes and our effective income tax rate are significantly impacted by the mix of our domestic and foreign income (loss) before income taxes. Our cost-based transfer pricing model for certain of our foreign affiliates generally results in foreign income. The foreign tax provision on that foreign income is calculated using the enacted statutory rates in those jurisdictions, which currently ranges from 12.5% to 40%. However, in periods where our consolidated income (loss) before income taxes is marginal, because of the significance of our foreign operations and our cost-based transfer pricing methodology such foreign profits could exceed consolidated income before taxes and the associated foreign tax provision could result in an overall effective income tax rate that is disproportionate to the consolidated income (loss) before income taxes. Additionally, the provision of a full valuation allowance against our domestic net deferred tax assets results in no U.S. tax benefit recognized for domestic losses, which further impacts the overall consolidated effective income tax rate in periods where the foreign operations have income and the domestic operations reports a loss.

Division of Corporation Finance

Securities and Exchange Commission

December 19, 2012

Consolidated Balance Sheets, page 62

4.	Please tell us and disclose the amount of cash overdrafts as of December 31, 2011, 2010 and 2009; where these amounts are classified on the balance sheet, and discuss the authoritative support for such classification.

Response 4:

The Company advises the Staff that as of December 31, 2011 the Company had a book overdraft position of approximately $115,000 in one of its U.S. subsidiaries, which is classified within the “Cash and cash equivalents” caption on the consolidated balance sheet as of December 31, 2011. The Company had considered the materiality of the balance sheet reclassification to liabilities as of December 31, 2011 and concluded that the $115,000 was immaterial to both the “Cash and cash equivalents” and “Total current liabilities” captions on its consolidated balance sheet and therefore concluded that a reclassification adjustment was not necessary. We advise the Staff that the Company did not have any such cash overdrafts as of December 31, 2010 or December 31, 2009.

5.	Please refer to the other accrued expenses line item on your balance sheet. Please tell us whether any single item is in excess of five percent of total current liabilities. If so, please separately disclose such item consistent with the guidance in Rule 5-02.20 of Regulation S-X.

Response 5:

The Company advises the Staff that there is no single item in excess of five percent of total current liabilities as of December 31, 2011 or December 31, 2010. The largest single item of other accrued expenses represented 2.5% and 2.4% of total current liabilities as of December 31, 2011 and December 31, 2010, respectively.

Division of Corporation Finance

Securities and Exchange Commission

December 19, 2012

Notes to Consolidated Financial Statements, page 66

General

6.	We note from Exhibit 21.1 numerous foreign subsidiaries, including Chinese, Indian and European subsidiaries. Please explain to us in reasonable detail how you considered whether the transfer of net assets from these subsidiaries to the U.S. parent company was restricted such that you should provide “Schedule I – Condensed Financial Information of Registrant” in your Form 10-K. In this regard, we note your disclosure regarding the pre-tax profitability of your foreign subsidiaries in fiscal 2011 as compared to your unprofitable domestic operations. We believe you should clarify to your readers whether you can transfer funds from your foreign subsidiaries to Lionbridge Technologies, Inc. to assist with debt repayment, capital expenditures, and other expenses of your business, and it is unclear to us from your current disclosures to your financial statements whether you have the ability to do so. Refer to Rules 5-04 and 12-04 of Regulation S-X, and advise. Additionally, please clarify this matter to your readers in your next filing.

Response 6:

The Company advises the Staff that there are no legal restrictions at the foreign subsidiary level such as compensating balances against short-term borrowings arrangements, contracts with other parties, encumbrances or the Company’s intentions with regard to the use of particular deposits that would otherwise preclude the transfer of such assets to the United States. Therefore, cash and net assets held in the Company’s foreign subsidiaries, including subsidiaries in China, India and European countries, are generally freely transferrable to the United States, subject to applicable local withholding taxes and U.S. income taxes. As disclosed in Note 8 to the Company’s financial statements included in its Form 10-K for the year ended December 31, 2011, the Company has asserted permanent reinvestment. Furthermore, the Company does not believe that any potential tax consequences of transferring the cash are so material and adverse that they would necessitate classification as “restricted”. In that regard, the Company performed the materiality test for providing “Schedule I –Condensed Financial Information of Registrant” as prescribed by Rule 5-04 of Regulation S-X and determined that it did not have restricted net assets of consolidated subsidiaries that exceeded 25 percent of consolidated net assets as of December 31, 2011.

The Company acknowledges the Staff’s comment and will add the following disclosure to the “Liquidity and Capital Resources” section of its MD&A in the Form 10-K for the year ended December 31, 2012:

In general, our cash and net assets held outside of the United States are not legally restricted from being transferred to the United States in order to assist with debt repayment, domestic capital expenditures and other working capital requirements of the U.S. parent company, Lionbridge Technologies, Inc. However, we do not intend to transfer any such funds to the U.S. as our domestic sources of cash from operations are

Division of Corporation Finance

Securities and Exchange Commission

December 19, 2012

sufficient to fund our operations, debt servicing and other liquidity needs. In the event that a transfer did occur, such funds would be subject to applicable local withholding taxes and U.S. taxes in certain circumstances.

2. Significant Accounting Policies, page 67

Cash Equivalents, page 69

7.	Please advise us if cash held in your foreign subsidiaries is freely transferable to the U.S. If not and the restricted funds held in another country are significant in proportion to your consolidated cash and cash equivalents’ amounts, than disclose the amounts not freely transferable in your notes to the financial statements. We refer you to Rule 5-02.1 of Regulation S-X.

Response 7:

As referenced in the Company’s response to comment #6, the Company advises the Staff that cash held in the Company’s foreign subsidiaries is freely transferrable to the United States, subject to applicable local withholding taxes and U.S. income taxes. There are no legal restrictions at the foreign subsidiary level such as compensating balances against short-term borrowings arrangements, contracts with other parties, encumbrances or the Company’s intentions with regard to the use of particular deposits that would otherwise preclude the transfer of such funds to the United States.

The Company acknowledges the Staff’s comment and in future Form 10-K and Form 10-Q filings, if cash held in foreign subsidiaries is not freely transferrable to the United States and such balances are material in relation to the Company’s consolidated cash and cash equivalents balances, or if significant adverse tax consequences exist that would restrict the transfer of funds to the United States, the Company will provide appropriate disclosure as required by Rule 5-02.1 of Regulation S-X.

******

As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

Securities and Exchange Commission

December 19, 2012

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (978) 964-4757.

Sincerely,

/s/ Marc E. Litz

Marc E. Litz

Vice President-Finance & Corporate Controller

Lionbridge Technologies, Inc.

cc:	Donald M. Muir, Chief Financial Officer, Lionbridge Technologies, Inc.

Margaret A. Shukur, General Counsel, Lionbridge Technologies, Inc.

Rory J. Cowan, President, Chairman & CEO, Lionbridge Technologies, Inc.